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                    U. S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                     FORM 12b-25 NOTIFICATION OF LATE FILING


                                   (Check One)

[ X ] Form 10-K or Form 10-KSB [    ] Form 20-F   [    ] Form 11-K
[   ] Form 10-Q or Form 10-QSB [    ] Form N-SAR

                  For Period Ended:  Year ended December 31, 1998

                  [ ] Transition Report on Form 10-K or Form 10-KSB
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q or Form 10-QSB
                  [ ] Transition Report on Form N-SAR

   For the Transition Period Ended:
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         Read Attached Instruction Sheet Before Preparing Form. Please Print or
     Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                             -------------------


PART I-REGISTRANT INFORMATION


         Intelect Communications, Inc
         1100 Executive Drive
         Richardson, Texas  75081

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PART II-RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K or Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



PART III-NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

Intelect Communications, Inc. (the "Company") is unable to timely file the independent auditor's report required to be included in the Annual Report on Form 10-K for the year ended December 31, 1998, because such auditors have been unable to complete their audit. The Company's auditors were retained on February 5, 1999 and have not had sufficient time to perform their audit. The Company expects that it will be able to file its Form 10-K on or before the fifteenth day after the prescribed due date.



PART IV-OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

     Edwin J. Ducayet, Jr.       (972) 367-2222

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?            [X] Yes [ ] No


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     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

During the year ended December 31, 1998, revenues were $19,341,000 as compared to $37,777,000 for the year ended December 31, 1997. The loss from continuing operations was $42,475,000 as compared to $19,743,000 for the years 1998 and 1997, respectively. The decrease in revenue was primarily attributable to a decline of $20,600,000 in revenues from Korean customers. Shipments to Korea were adversely affected by the Asian financial circumstances beginning in October 1997. The increased loss was a consequence of lower revenues and the two asset writedowns. The Company wrote off goodwill in the amount of $6,888,000 in connection with the air traffic control equipment business segment. The Company also wrote off $3,740,000 of receivables from Korea deemed uncollectible.

                          Intelect Communications, Inc.
                  --------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  April 1, 1999        By /s/ Herman M. Frietsch
                            --------------------------------------
                            Herman M. Frietsch
                            Chairman and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.



                                    ATTENTION

     INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.



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2.   One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D. C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Paragraph 232.202 or 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Paragraph 232.12(c) of this chapter).



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                      ACCOUNTANTS' STATEMENT TO FORM 12b-25


                                  April 1, 1999



Intelect Communications, Inc.
Richardson, Texas

Ladies and Gentlemen:

Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, we inform you that we have been furnished a copy of Form 12b-25 to be filed by Intelect Communications, Inc. on or about April 1, 1999, which contains notification of the registrant's inability to file its Form 10-K by March 31, 1999. We have read the Company's statements contained in Part III therein and we agree with the stated reasons as to why we have been unable to complete our audit and report on the consolidated financial statements for the year ended December 31, 1998, to be included in Form 10-K.

/s/ Grant Thornton LLP




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